TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone: (780) 930-7072 Fax: (780) 930-7073

FOR IMMEDIATE RELEASE – Edmonton, Alberta

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

Thursday, March 1, 2007

Titan Trading Analytics Inc. launches an international Forex Proprietary Trading Desk

Titan Trading Analytics Inc. ("Titan") and its wholly owned subsidiary, Titan Trading USA, LLC are pleased to announce the launch of an international Forex Proprietary Trading Desk.  This multi-tiered trading operation is designed to attract, develop and retain experienced forex traders. This program will utilize Titan’s Grey Box (semi-automated) Forex Software and will be managed by Titan Trading, USA, LLC.

In recent years interest in Forex trading has grown immensely. Titan Trading USA has been trading Spot Forex for 3 years and has refined its trading software and risk management systems. Titan is preparing to offer proprietary trading opportunities to experienced forex traders.  This pilot program is designed to attract experienced individual forex traders and systematically grow them into Titan Proprietary Traders utilizing advanced technical forex trading signals and order management systems.

David Terk, Titan Trading USA’s head Forex Trader says, “We have taken on our first group of internationally-based proprietary forex traders this past week. For the next three months we will manage their risk and track their performance.  After three months we will ramp up those who show the most promise and offer them additional Titan trading resources and trading models.”

Titan's Director of US Trading Operations, Philip Carrozza II, says, "This is just another step in the right direction for Titan. Our systems and human infrastructure are now capable of handling forex trading as well as equities"

For further information, contact Ken W. Powell at:
Phone: (780) 930-7072

This release may contain forward-looking statements within the meaning of the "safe harbor" provisions of U.S. laws. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the aforementioned statements. Titan does not assume any obligation to update any forward looking information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.